UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

iSoftStone Holdings Limited

(Name of Issuer)

Ordinary Shares* American Depositary Shares

(Title of Class of Securities)

46489B108**

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*	Not for trading, but only in connection with the registration of American Depositary Shares each representing ten ordinary shares.

**	This CUSIP number applies to the American Depositary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46489B108	SCHEDULE 13G	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS AsiaVest Opportunities Fund IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 96,487,426
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 96,487,426
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,487,426
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.4%[1]
12	TYPE OF REPORTING PERSON CO

[1]	Based on 523,953,829 outstanding ordinary shares as of December 31, 2010.

CUSIP No. 46489B108	SCHEDULE 13G	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS AsiaVest Partners, TCW/YFY Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 96,487,426[2]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 96,487,426
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,487,426
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.4%[3]
12	TYPE OF REPORTING PERSON CO

[2]

Includes 96,487,426 ordinary shares held by AsiaVest Opportunities Fund IV, a Cayman Islands limited liability company. The manager of AsiaVest Opportunities Fund IV is AsiaVest Partners, TCW/YFY Ltd., a Cayman Islands company.

[3]	Based on 523,953,829 outstanding ordinary shares as of December 31, 2010.

CUSIP No. 46489B108	SCHEDULE 13G	Page 4 of 7 Pages

Item 1	(a)	Name of Issuer:

iSoftStone Holdings Limited (“Issuer”)

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

International Software Plaza Building 9 Zhongguancun Software Park No. 8 West Dongbeiwang Road, Haidian District Beijing 100193, PRC

Item 2	(a)	Name of Person Filing:

AsiaVest Opportunities Fund IV AsiaVest Partners, TCW/YFY Ltd.

Item 2	(b)	Address of Principal Business Office or, If None, Residence

AsiaVest Opportunities Fund IV Ugland House P.O. Box 309 Georgetown Grand Cayman, Cayman Islands AsiaVest Partners, TCW/YFY Ltd. Ugland House P.O. Box 309 Georgetown Grand Cayman, Cayman Islands

Item 2	(c)	Citizenship

AsiaVest Opportunities Fund IV - Cayman Islands AsiaVest Partners, TCW/YFY Ltd. - Cayman Islands

Item 2	(d)	Title of Class of Securities:

Ordinary shares, par value $0.0001 per share American Depository Shares, each representing ten ordinary shares

Item 2	(e)	CUSIP Number:

46489B108

Item 3.		Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

CUSIP No. 46489B108	SCHEDULE 13G	Page 5 of 7 Pages

Item 4.	Ownership

(a) Amount Beneficially Owned:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
AsiaVest Opportunities Fund IV	96,487,426 ordinary shares	18.4%	96,487,426 ordinary shares	0	96,487,426 ordinary shares	0
AsiaVest Partners, TCW/YFY Ltd.	96,487,426 ordinary shares	18.4%	96,487,426 ordinary shares	0	96,487,426 ordinary shares	0

The percentages of ownership set forth above are based on 523,953,829 ordinary shares outstanding as of December 31, 2010.

AsiaVest Opportunities Fund IV is a Cayman Islands limited liability company. The manager of AsiaVest Opportunities Fund IV is AsiaVest Partners, TCW/YFY Ltd., a Cayman Islands company.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

CUSIP No. 46489B108	SCHEDULE 13G	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2011

AsiaVest Opportunities Fund IV

By:	/s/ T.J. Huang
Name:	T.J. Huang
Title:	Director

AsiaVest Partners, TCW/YFY Ltd.

By:	/s/ T.J. Huang
Name:	T.J. Huang
Title:	Director

CUSIP No. 46489B108	SCHEDULE 13G	Page 7 of 7 Pages

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement